Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

nutrisystem.com inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY THAT:

FIRST: In accordance with Section 242(b)(1) of the DGCL, the Board of Directors of the Corporation adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing that the proposed amendment be considered at the next annual meeting of the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article “FOURTH” shall be and read in its entirely as follows:

FOURTH: The aggregate number of shares of stock which the Corporation shall have the authority to issue is 105,000,000 shares, consisting of (i) 100,000,000 shares of Common Stock (the “Common Stock”), par value $.001 per share, and (ii) 5,000,000 shares of Series Preferred Stock (the “Preferred Stock”), par value $.001 per share.

(a) Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held. Each share of Common Stock shall have identical powers, preferences, qualifications, limitations, restrictions and other rights.

(b) The Preferred Stock may be issued from time to time by the Board of Directors of the Corporation as herein provided in one or more series. The designations, relative rights (including voting rights), preferences, limitations and restrictions of the Preferred Stock, and particularly of the shares of each series thereof, may, to the extent permitted by law, be similar or may differ from those of any other series. The Board of Directors of the Corporation is hereby expressly granted authority, subject to the provisions of this Article FOURTH, to issue from time to time Preferred Stock in one or more series and to fix from time to time before issuance thereof, by filing a certificate of designations pursuant to the DGCL, the number of shares in each such series and all designations, relative rights (including the right, to the extent permitted by law, to convert into shares of any class or into shares of any series of any class), preferences, limitations and restrictions of the shares in each such series. Notwithstanding anything to the contrary set forth hereinabove, the powers, preferences and rights, and the qualifications, limitations and restrictions, of the Preferred Stock shall be subject to the following:

(i) The number of authorized shares of the Preferred Stock may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the voting powers of the stock of the Corporation entitled to vote irrespective of any other voting requirements set forth in Section 242(b)(2) of the DGCL, but subject in all events to compliance with the requirements of this Article FOURTH.

(ii) All shares of Preferred Stock of the same series shall be identical in all respects, except that shares of one series issued at different times may differ as to the dates, if any, from which dividends thereon, if any, may accumulate. All shares of Preferred Stock of all series shall be of equal rank and shall be identical in all respects, except that, to the extent not otherwise limited in this Article FOURTH, any series may differ from any other series with respect to any one or more of the designations, relative rights, preferences, limitations and restrictions set forth in a certificate of designations filed under the DGCL with respect to any series.

(iii) Except as otherwise specifically provided in the certificate of designations filed pursuant to the DGCL with respect to any series of Preferred Stock or as otherwise provided by law, the Preferred Stock shall not have any right to vote for the election of directors or for any other purpose and the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. In all instances in which voting rights are granted to the Preferred Stock or any series thereof, such Preferred Stock or series thereof shall vote with the Common Stock as a single class, except as otherwise provided in the certificate of designations filed pursuant to the DGCL with respect to any series of Preferred Stock or as otherwise provided by law.

(c) In the event of any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, each series of Preferred Stock shall have preference and priority over the Common Stock for payment of the amount to which each outstanding series of Preferred Stock shall be entitled in accordance with the provisions thereof and each holder of Preferred Stock shall be entitled to be paid in full such amount, or have a sum sufficient for the payment in full set aside, before any payments shall be made to the holders of the Common Stock. After the holders of the Preferred Stock of each series shall have been paid in full the amounts to which they respectively shall be entitled, or a sum sufficient for the payment in full set aside, the remaining net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of Preferred Stock. A consolidation or merger of the Corporation with or into another corporation or corporations, or a sale, whether for cash, shares of stock, securities or properties, of all or substantially all of the assets of the Corporation, shall not be deemed or construed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Article FOURTH.

SECOND: Thereafter, at the 2000 Annual Meeting of the stockholders of the Corporation, the holders of a majority of the outstanding shares of Common Stock of the Corporation voted in favor of the approval and adoption of the aforesaid amendment.

THIRD: Such amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: The capital of the Corporation shall not be reduced under or by reason of such amendment.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 19th day of June, 2000.

NUTRISYSTEM.COM INC.

By:	/s/ Brian D. Haveson
Brian D. Haveson
President